Mail Stop 4561
via fax (214) 939-5849

October 4, 2006

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
111 Via Quito
Newport Beach, CA 92663

> **Re:** **Tribeworks, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 8-K Filed January 26, 2006**
> **File No. 0-28675**

Dear Mr. Jacobson:

We have reviewed your response letter dated September 7, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm for 2005, page 18

1.   We note your response to our prior comment no. 1. Continue to keep us apprised of the status of your search. We may have further comments.m will be located and whether you anticipate filing an Item 4.01 Form 8-K.

Form 8-K Filed January 26, 2006

2.   We note your response to our prior comment no. 2 where you indicate that you are working to complete the re-audit of AtlasTG. The Staff will review the Form 8-K/A when filed. We may have further comments.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Unaudited Consolidated Balance Sheet, page 3

3.   We note your response to our prior comment no. 3 and we reissue the comment. Amend your Forms 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 to remove the pro forma information from the face of your consolidated balance sheet. In addition, remove the pro forma balance sheet disclosed in Note D and provide the information required by paragraph 58 of SFAS 141. We may have further comments.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Unaudited Consolidated Statements of Income (Loss), page 4

4.   Amend your June 30, 2006 Form 10-QSB to remove the separate consolidating financial statements for the old Tribeworks business ("TDC") and the Atlas business from the face of your consolidated statements of income (loss) and present only the results of operations for the consolidated company for the required periods. In this regard, we note that the TDC business is in the process of being sold. Tell us how you considered the requirements of paragraphs 30 and 41 – 43 of SFAS 144 in determining whether the results of the TDC business should be classified as discontinued operations.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief